

First Midwest Bancorp

21st Annual

Shareholders Meeting

Continuing Directors




To Serve Until 2004

Brother James Gaffney, FSC

President
Lewis University
(Independent Catholic Institution of Higher Education)

John L. Sterling

President
Sterling Lumber Company
(Wholesale/Retail Lumber)

Stephen Vanderwoude

Chairman & CEO
Madison River Communications
(Integrated Communications Provider)

To Serve Until 2005

Vernon A. Brunner

President & CEO
Brunner Marketing Solutions, LLC
(Consultants in Marketing and Distribution of
** Pharmaceutical and Consumer Products)**

O. Ralph Edwards

Former Corporate Vice President
Abbott Laboratories
(Health Care Products Manufacturer)

Thomas M. Garvin

Former President & CEO
G.G. Products Company
(Food Business Acquiror)

John M. O'Meara

President & CEO
First Midwest Bancorp, Inc.

Director Nominees

To Serve Until 2006



Bruce S. Chelberg

Former Chairman & CEO

Whitman Corporation

(Diversified, Multinational Holding Company)

Director Since: 1989
Committees: Audit
Nominating & Governance

Patrick J. McDonnell

CEO

McDonnell Company, LLC

(Business Consulting Company)

Director Since: 2002
Committee: Audit

Joseph W. England

Former Senior Vice President

Deere & Company

(Mobile Power Equipment Manufacturer)

Director Since: 1986
Committee: Audit

Robert P. O'Meara

Chairman of the Board

First Midwest Bancorp, Inc.

Director Since: 1982

Safe Harbor Statement



This presentation may contain forward-looking statements regarding financial performance, business prospects, growth and operating strategies. Actual results, performance or developments could differ materially from those expressed or implied by these forward-looking statements as a result of known and unknown risks, uncertainties and other factors, including those identified in First Midwest's Form 10-K and other Securities and Exchange Commission filings, copies of which will be made available upon request. With the exception of fiscal year end information previously included in First Midwest's Form 10-Ks, the information contained herein is unaudited. First Midwest undertakes no duty to update the contents of this presentation.

First Midwest Bancorp, Inc.

First Midwest Bancorp



$6.0 Bil Assets:

- IL: 12th Largest
- U.S.: 81st Largest

Lines of Business:

- Retail, Commercial, Real Estate And Public Banking
- Trust-Investment Management

600,000 Customer Relationships:

- 215,000 Retail Households / 21,000 Business Households

Markets Served:

- Dynamic, Growing, Highly Desirable
- Significant Share Owned

Employees:

- 1,200 Sales / 70 Offices
- 350 Support / 3 Support Centers



Lines of Business

Community Banking

Deposits: $4.2 Bil
- **Core: 82%**
- **Wholesale: 18%**

Loans: $3.4 Bil Total
- **Relationship Managers**
  - **Commercial: 90**
  - **Retail: 225**

- **Specialty Lending Groups**
  - **Comm'l Real Estate**
  - **Agriculture**
  - **Small Business**
  - **Indirect Consumer Lending**
  - **Consumer Mortgage Lending**

Single Charter			
$6.0 Bil Assets			
70 Offices			
100 ATMs			

Commercial: 29%	Consumer: 31%	Real Estate: 40%
Middle Market $780 M	HE: $510 M	Commercial: $1,020 M
Agriculture: $140 M	Auto: $410 M	Construction: $ 340 M
Small Business: $ 70 M	1-4 Family: $140 M	

Community Banking



Additional Business Lines

Cash Management Services
- Complement: 29 Sales (All CCM), 21 Support
- Product Line: Collection, Concentration, Disbursement, Investment, And Information Reporting
- Deposits: $900,000,000
- Sweeps: $ 55,000,000
- Revenue: $ 7,500,000

Commercial Insurance Services
- Dedicated Manager
- 2003 Revenue Target $500,000

Alternative Investments
- 13 Dedicated & 27 Platform Based Sales Persons
- $65,000,000 in 2002 Sales

Mortgage Origination
- 17 Originators
- $290,000,000 Closings In 2002

Trust & Investment Management



$1.6 Billion Under Management
- **Employee Benefit**   **41%**
- **Personal Trust**   **27%**
- **Investment Advisory**   **32%**

$.3 Billion Custody

5th Largest In The State of Illinois
- **Trust Offices Located In Certain FMB Branches**

20% Growth In Sales 2002
- **New Clients**   **70%**
- **Relationship Expansion**   **30%**

$11,000,000 Revenue In 2002

Trust Lines of Business



All Facets of Traditional Trust

- Revocable / Irrevocable Trusts
- Life Insurance Trusts
- Estates
- Guardianships

Diversified Investment Management

- Large Cap / Mid-Cap / Equity Manager
- Intermediate Term Fixed-Income Manager
- Employee Benefit Plan Services
  - 250 Plans
  - 4,000 Employees Covered
  - 50 New In 2002
- Real Estate Trust Services
  - 6,000 Land Trusts
  - 200 Tax Deferred Exchanges Annually



Markets

Counties Served





Cook	**Lake**[1]
DuPage	**LaSalle**
Champaign	**McHenry**[2]
Grundy	**Rock Island**[3]
Kane	**Scott (IA)**[3]
Kendall	**Vermilion**
Knox	**Will**[2]

(1)   **Wealthiest County**
(2)   **Fastest Growing County**
(3)   **Second Largest Illinois MSA**



History and Performance

Milestones

1939:   **Union National Bank of Joliet Formed**

1944-1965:   **Thirty Banks Purchased & Sold**

1983:   **FMBI Formed:**
  21 Banks/1 Insurance Co./ 2 Data Processing Cos.
  $1,250,000,000 Resources
  $ 58,000,000 Market Capitalization

1995:   **4 FMBI Banks Merged Into 1 Charter**

1996-1998:   **3 Strategically Important Acquisitions**
  $2.0 B Assets, 26 Offices

2000-2002:   **Sales & Delivery Reorganization**
  Efficiency / Funding Focus

1st Quarter 2003 Highlights

	3/31/03	3/31/02	% Change
Net Income	$ 22,730	$ 22,071	3.00%
Diluted EPS	$ .48	$ .45	6.67%
Return on Average Assets	1.53%	1.55%	- 1.3%
Return on Average Equity	18.39%	19.39%	- 5.2%
Net Interest Margin	4.06%	4.32%	- 6.0%
Efficiency Ratio	49.16%	47.26%	- 4.0%
Non Performing Assets Ratio	.51%	.58%	- 12.1%

Full Year 2002 Highlights

	12/31/02	12/31/01	% Improvement
Net Income	$ 90,150	$ 82,138	9.75%
Diluted EPS	$ 1.86	$ 1.63	14.11%
Return on Average Assets	1.53%	1.43%	7.0%
Return on Average Equity	18.82%	17.89%	5.2%
Net Interest Margin	4.28%	4.10%	4.4%
Efficiency Ratio	48.20%	49.65%	- 2.9%
Non Performing Assets Ratio	.53%	.61%	-13.1%

2002 Performance In Context

1993-2002

Earnings Per Share   **10% CAGR**
  ($.75 to $1.86)

Net Income   **8% CAGR**
($42,300,000 to $90,150,000)

Return on Assets   **42% Improvement**
  (1.08% to 1.53%)

Nonperforming Asset Ratio   **59% Improvement**
  (1.29% to .53%)[1]

Efficiency Ratio   **23% Improvement**
  (63.0% to 48.2%)[1]

(1) Data referenced is for the period 1994-2002



Shareholder Value

Stock Highlights: 4/30/03

Shares Outstanding	**46.6 Mil**
Avg. Daily Volume	**65,500**
Shareholders	**7,500**

- **Insider:** **8%**
- **Institutional:** **43%**
- **All Others:** **49%**

Market Capitalization	**$ 1.3 Bil**
Market Price	**$ 27.68**
Price/Book [1]	**2.6x**
Price/2002 Earnings	**14.8x**
Price/2003 Earnings [2]	**14.1x**

(1) Book Value as of 3/31/03

(2) Based on Consensus Estimate

Shareholder Value Trends

1993-2002

Market Cap ($B) ($.590 to $1.261)	**7.9% CAGR**
Dividends ($.26 to $.70)	**10.6% CAGR**

What Accounts For The Trend?



Five Significant Factors

I. Mission Based Strategic Planning Focus
II. Credit and Operational Control Culture
III. Execution of A Comprehensive Needs Based Sales Process
IV. Management Experience/Continuity
V. Underlying Market Strength

Macro Market Strength



	FMB Metro Chicago Footprint	Illinois	United States
2002-2007 Population Growth	11.8%	6.0%	5.2%
Average HH Income	$88,159	$63,140	$58,330
Average Net Worth	$111,311	$98,072	$96,987
% of Households with HH Income> $150,000	8.6%	5.2%	4.8%
Median Home Value	$123,902	$80,871	$93,807
% Households Owning Home	76.4%	63.1%	60.1%

Note: FMB Metro Chicago Footprint defined as DuPage, Lake, Will, McHenry County (does not include Cook county and outer FMB markets) Source: Branchsource Online; 2000 Census Data

FMBI: Retail Client Opportunities



	% Clients Using	% with FMB	% Unmet	FMB Balance Opportunity
Checking	96%	63%	33%	$265 mill
Savings	82%	39%	43%	$581 mill
Mortgage	52%	1%	51%	$6.5 bill
Consumer Loan	34%	3%	31%	$2 bill

Sources: 2001 Primary Research: Client Share of Wallet and Internal MCIF research. Based on 164,000 households and average account balances

Retail Market Potential Within Three Miles of FMBI Branch Footprint

1 Million Households

- 16% share of households
- 836,000 prospects within our footprint

Financial Services Consumed

- $6 billion checking balances
- $24 billion savings balances
- $14 billion retail credit
- $47 billion mortgage balances
- $35 billion in income producing assets

Source: Claritas I-express; 3 mile analysis of each branch. $35 bil in IPA potential based on 71,000 households with Income Producing Assets > $500,000

FMBI: Commercial Client Opportunities

	% Clients Using	% with FMB	% Unmet	FMB Balance Opportunity
Transaction Services	79%	70%	9%	$297 mil
Credit	77%	71%	6%	$848 mil
Cash Management	50%	25%	25%	$2.2 mil reve

Sources: 1998 Federal Reserve Board National Survey of Small Business Finances; tier 4 and 5; extracted from Raddon Financial Group 2002 Presentation and internal MCIF applied
000 relationships

Commercial Middle Market Potential



- 30,000 businesses with sales over $1 million

- $8.7 billion Deposit Balance Potential

- $9.7 billion Loan Balance Potential

- $38 billion in Trust Asset Potential

Sources: Market Defined as Lake, DuPage, Champaign, Grundy, Knox, Lake, McHenry, Scott, Vermilion, Rock Island (Cook not included) Branchsource Online (Deposit an... Loan Potential calculation 30,000 x % using x average balances). Market potential from I-express; 1998 Federal Reserve Board Survey extracted from 2000 Raddon Financi... Group Presentation

FMBI New Business Opportunities



	Client Opportunity	Market Opportunity
Retail Deposits	$850 million	$30 billion
Retail Loans	$8.5 billion	$61 billion
Commercial Deposits	$297 million	$8.7 billion
Commercial Loans	$848 million	$9.7 billion
Trust Assets	$8.0 billion	$73 billion

Source: Primary and secondary client research, average account balances, Branchsource online, US Census



2003
Performance Goals

2003 Performance Goals*



- **19 - 21% + Return on Average Equity**

- **1.50 - 1.55% + Return on Average Assets**

- **8 - 9% Growth in EPS**

- **47 - 46% Efficiency Ratio**

- **.60 - .45% Non Performing Assets Ratio**

* Based on Consensus Estimate

In Conclusion

- The future is bright for First Midwest

- We have carefully prepared ourselves for the competitive environment which we face

- There is enormous opportunity in both our client base and in the market

- We have a comprehensive market approach to realize that opportunity